APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

THE BRONX BURGER COMPANY, LLC
Balance Sheet - unaudited
For the period ended 4-30-21

	Current Period	
	30-Apr-21	
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		-
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	$	-
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

I, Alpha Bah, certify that:

1. The financial statements of THE BRONX BURGER COMPANY LLC included in this Form are true and complete in all material respects; and
2. The tax return information of THE BRONX BURGER COMPANY LLC has not been included in this Form as THE BRONX BURGER COMPANY LLC was formed on 04/28/2021 and has not filed a tax return to date.

Signature   _____

Name: Alpha Bah

Title: Founder